Exhibit 3.1

RESTATED

CERTIFICATE OF INCORPORATION

OF

GRANDE COMMUNICATIONS HOLDINGS, INC.

The undersigned hereby certifies that:

1. The name of the corporation is Grande Communications Holdings, Inc. and the date of filing of the original Certificate of Incorporation of this corporation with the Secretary of State of the State of Delaware was February 13, 2001.

2. He is the duly elected and acting Chief Executive Officer of Grande Communications Holdings, Inc., a Delaware corporation.

3. This Restated Certificate of Incorporation has been duly approved by the Board of Directors of this corporation.

4. This Restated Certificate of Incorporation has been duly adopted in accordance with the provisions of Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware by the Board of Directors and stockholders of this corporation.

5. The Certificate of Incorporation of this corporation is hereby amended and restated in its entirety to read as follows:

ARTICLE I

The name of the corporation is Grande Communications Holdings, Inc. (the “Corporation”).

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware, 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose for which this Corporation is organized is to transact any lawful business or businesses for which corporations may be incorporated pursuant to the Delaware General Corporation Law. The Corporation shall have all power necessary or convenient for the conduct, promotion or attainment of such acts and activities.

ARTICLE IV

Capital Stock

The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is One Billion Two Hundred Forty Million Five Hundred Ninety-Four Thousand Eight Hundred Forty-Six (1,240,594,846) shares, Seven Hundred Eighty-Six Million Eight Hundred Thirty-Five Thousand Eight Hundred Eighty-Three (786,835,883) shares of which shall be Common Stock, $.001 par value per share (the “Common Stock”), and Four Hundred Fifty-Three Million Seven Hundred Fifty-Eight Thousand Nine Hundred Sixty-Three (453,758,963) shares of which shall be Preferred Stock, $.001 par value per share (the “Preferred Stock”). The Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Corporation is expressly authorized, within the limitations stated in this Certificate of Incorporation, at any time and from time to time and to the full extent permitted by the Delaware General Corporation Law, to provide for the issuance of shares of Preferred Stock in one or more series and to fix the number of shares and to determine for each such series, such voting powers, full or limited or no voting powers, and such designations, preferences and rights, and such qualifications, limitations or restrictions, as shall be set forth in resolutions of the Board providing for the issuance thereof.

Designation of Preferred Stock

The Preferred Stock shall be designated as follows: (a) two hundred thirty-two million six hundred seventeen thousand eight hundred thirty-nine (232,617,839) of the authorized shares of Preferred Stock are designated as “Series A Preferred Stock” (the “Series A Preferred Stock”), (b) twenty million eight hundred thirty-three thousand three hundred thirty-three (20,833,333) of the authorized shares of Preferred Stock are designated as Series B Preferred Stock (the “Series B Preferred Stock”), (c) thirty million (30,000,000) of the authorized shares of Preferred Stock are designated as Series C Preferred Stock (the “Series C Preferred Stock”), (d) one hundred fifteen million three hundred eighty-four thousand six hundred fifteen (115,384,615) of the authorized shares of Preferred Stock are designated as Series D Preferred Stock (the “Series D Preferred Stock”), (e) eight million (8,000,000) of the authorized shares of Preferred Stock are designated as Series E Preferred Stock (the “Series E Preferred Stock”), (f) twelve million three hundred seven thousand seven hundred ninety-two (12,307,792) of the authorized shares of Preferred Stock are designated as Series F Preferred Stock (the “Series F Preferred Stock”) and (g) thirty-four million six hundred fifteen thousand three hundred eighty-four (34,615,384) of the authorized shares of Preferred Stock are designated as Series G Preferred Stock (the “Series G Preferred Stock”). The rights, preferences, privileges, restrictions and other matters relating to the Preferred Stock are as follows:

1.	Dividend Provisions.

The holders of shares of Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, in pari passu with any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the

Corporation) on the Common Stock of the Corporation on an as-converted basis, when, as, and if declared by the Board of Directors. Such dividends shall not be cumulative.

2.	Liquidation Preference.

(a) In the event of any liquidation, dissolution, or winding up of the Corporation, either voluntary or involuntary, or any event that is deemed to be a liquidation pursuant to Section 2(d) below (“Liquidation Event”), the holders of the Series G Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of any outstanding shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock or Common Stock of the Corporation by reason of their ownership thereof, an amount per share equal to the sum of (A) $3.90 for each outstanding share of Series G Preferred Stock and (B) an amount equal to declared but unpaid dividends on such share (such sum, the “Series G Liquidation Value”). If, upon the occurrence of such event, the assets and funds thus distributed among the holders of the Series G Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series G Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

(b) After the indefeasible payment of the full aggregate Series G Liquidation Value (the “Series G Payment”), in the event of any Liquidation Event, the holders of the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of any outstanding shares of Common Stock of the Corporation by reason of their ownership thereof, an amount per share equal to: (i) for the holders of the Series A Preferred Stock, the sum of (A) $1.00 for each outstanding share of Series A Preferred Stock (hereafter referred to as the “Original Series A Issue Price”) and (B) an amount equal to declared but unpaid dividends on such share (such sum, the “Series A Liquidation Value”), (ii) for the holders of the Series B Preferred Stock, the sum of (A) $1.20 for each outstanding share of Series B Preferred Stock (hereafter referred to as the “Original Series B Issue Price”) and (B) an amount equal to declared but unpaid dividends on such share (such sum, the “Series B Liquidation Value”), (iii) for the holders of the Series C Preferred Stock, the sum of (A) $1.20 for each outstanding share of Series C Preferred Stock (hereafter referred to as the “Original Series C Issue Price”) and (B) an amount equal to declared but unpaid dividends on such share (such sum, the “Series C Liquidation Value”), (iv) for the holders of the Series D Preferred Stock, the sum of (A) $1.30 for each outstanding share of Series D Preferred Stock (hereafter referred to as the “Original Series D Issue Price”) and (B) an amount equal to declared but unpaid dividends on such share (such sum, the “Series D Liquidation Value”), (v) for the holders of the Series E Preferred Stock, the sum of (A) $2.50 for each outstanding share of Series E Preferred Stock (hereafter referred to as the “Original Series E Issue Price”) and (B) an amount equal to declared but unpaid dividends on such share (such sum, the “Series E Liquidation Value”), and (vi) for the holders of Series F Preferred Stock, the sum of (A) $1.30 for each outstanding share of Series F Preferred Stock (hereafter referred to as the “Original Series F Issue Price”) and (B) an amount equal to declared but unpaid dividends on such share (such sum, the “Series F Liquidation Value”). If, upon the occurrence of such event and after the Series G Payment, the assets and funds thus distributed among the holders of the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the Corporation legally available for distribution after the Series G Payment shall be distributed ratably among the holders of the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

(c) Upon the completion of the distribution required by Section 2(a) and 2(b) above, the remaining assets of the Corporation available for distribution to the stockholders shall be distributed among the holders of the Common Stock pro rata based on the number of shares of Common Stock held by each holder. Notwithstanding the foregoing in this Section 2, the holders of each series of Preferred Stock shall participate in distributions to holders of Common Stock such that, after giving effect to all distributions pursuant to Section 2(a) and Section 2(b) above, the holders of each series of Preferred Stock shall have received aggregate distributions equal to the greater of (A) the Liquidation Value for such series of Preferred Stock set forth in Section 2(a) or Section 2(b) above, or (B) the amounts that such holders would have received if (i) all holders of such series had converted such holder’s shares of such series into shares of Common Stock immediately prior to the Liquidation Event and (ii) with regard to each other series of Preferred Stock, the holders of such series had converted such holder’s shares of such series into shares of Common Stock immediately prior to the Liquidation Event only if, as a result of conversion of such series (including taking into account the operation of this paragraph (c) with respect to all series of Preferred Stock), holders of such series would receive (with respect to such series), in the aggregate, an amount greater than the amount that would have been distributed to holders of such series if such holders had not converted such series of Preferred Stock into shares of Common Stock. The foregoing determination shall be made at the closing of any Acquisition or Asset Transfer (as defined below) with respect to which amounts are to be legally distributed to the Corporation’s stockholders and at each date after such closing on which additional amounts (such as earnout payments, escrow amounts or other contingent payments) are to be legally distributed to the Corporation’s stockholders as a result of such Acquisition or Asset Transfer.

(d) For purposes of this Section 2, unless the Required Holders (as defined in Section 5(c) below) and the Senior Preferred Required Holders (as defined in Section 5(d) below), determine otherwise by providing written notice to the Company prior to the closing of the transaction, a liquidation, dissolution, or winding up of the Corporation shall be deemed to be occasioned by or to include:

(i) any merger, consolidation, business combination, reorganization or recapitalization of the Corporation in which the Corporation is not the surviving entity or in which the stockholders of the Corporation immediately prior to such transaction own capital stock representing less than fifty percent (50%) of the Corporation’s voting power immediately after such transaction, or any transaction or series of related transactions in which capital stock representing in excess of fifty percent (50%) of the Corporation’s voting power is transferred (an “Acquisition”); or

(ii) a sale, lease, license or other disposition of all or substantially all of the assets of the Corporation (an “Asset Transfer”).

(e) In any of the events specified in Section 2(d) above, if the consideration received by the Corporation is other than cash, its value will be deemed fair market value. Any securities shall be valued as follows:

(i) Securities not subject to investment letter or other similar restrictions on free marketability covered by (ii) below:

(A) If traded on a national securities exchange or through the Nasdaq National Market, the value shall be deemed to be the average of the closing prices of the securities on such exchange or the Nasdaq National Market over the thirty (30) day period ending three (3) days prior to the closing;

(B) If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the thirty (30) day period ending three (3) days prior to the closing; and

(C) If there is no active public market, the value shall be the fair market value thereof, as mutually determined by the Corporation and the Required Holders. If the Corporation and the Required Holders cannot mutually determine a value, then such value shall be determined by the majority vote of a three member panel, one member of which shall be a non-employee designee of the Corporation, one member of which shall be the designee of the Required Holders and the third member of which shall be designated by the foregoing two members.

(ii) The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder’s status as an affiliate or former affiliate of the Corporation as contemplated by Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”)) shall be to make an appropriate discount from the market value determined as above in clauses (i) (A), (B) or (C) above to reflect the approximate fair market value thereof, as mutually determined by the Corporation and the Required Holders.

(iii) In connection with any of the events specified in Section 2(d) above, if the requirements of this Section 2 are not complied with, the Corporation shall forthwith either:

(A) cause the closing of the transaction to be postponed until such time as the requirements of this Section 2 have been complied with; or

(B) cancel such transaction, in which event the rights, preferences and privileges of the holders of the Preferred Stock shall revert to and be the same as such rights, preferences and privileges existing immediately prior to the date of the first notice referred to in Section 2(f) below.

(f) The Corporation shall give each holder of record of Preferred Stock written notice of such impending transaction pursuant to Section 2(d) not later than twenty (20) days prior to the stockholders’ meeting called to approve such transaction, or twenty (20) days prior to the closing of such transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such transaction. The first of such notices shall describe the material terms and conditions of the impending transaction and the provisions of this Section 2, and the Corporation shall thereafter give such holders prompt notice of any material changes. The transaction shall in no event take place sooner than twenty (20) days after the Corporation has given the first notice provided for herein or sooner than ten (10) days after the Corporation has given notice of any material changes provided for herein; provided, however, that such periods may be shortened upon the written consent of the holders of Preferred Stock that are entitled to such notice rights or similar notice rights and that constitute the Required Holders.

3.	Conversion Rights.

The holders of the Preferred Stock shall have the following rights with respect to the conversion of the Preferred Stock into shares of Common Stock:

(a) Optional Conversion.

Subject to and in compliance with the provisions of this Section 3, each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share by surrender of the certificate representing such share at the office of the Corporation or any transfer agent for such stock as provided in Section 3(c), into such number of fully-paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price (as defined below) by the Conversion Price (as defined below) applicable to such share in effect on the date the certificate is surrendered for conversion. The “Original Issue Price” shall mean: for each share of the Series A Preferred Stock, the Original Series A Issue Price; for each share of the Series B Preferred Stock, the Original Series B Issue Price; for each share of the Series C Preferred Stock, the Original Series C Issue Price; for each share of the Series D Preferred Stock, the Original Series D Issue Price; for each share of the Series E Preferred Stock, the Original Series E Issue Price; for each share of the Series F Preferred Stock, the Original Series F Issue Price; and for each share of the Series G Preferred Stock, $1.30 (the “Original Series G Issue Price”). The initial “Conversion Price” shall mean: for each share of Series A Preferred Stock, the Original Series A Issue Price; for each share of Series B Preferred Stock, the Original Series B Issue Price; for each share of Series C Preferred Stock, the Original Series C Issue Price; for each share of Series D Preferred Stock, the Original Series D Issue Price; for each share of Series E Preferred Stock, the Original Series E Issue Price; for each share of Series F Preferred Stock, the Original Series F Issue Price; and for each share of Series G Preferred Stock, the Original Series G Issue Price; provided that the initial Conversion Price of each share of each series of Preferred Stock is subject to adjustment as set forth in this Section 3.

(b) Automatic Conversion.

Immediately upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock for the account of the Corporation in which the per share price to the public is at least $1.30 per share and the gross cash proceeds to the Corporation (before underwriting discounts, commissions and fees) are at least $150,000,000:

(i) Each share of Preferred Stock other than shares of Series G Preferred Stock shall automatically be converted into such number of fully-paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price of such share of Preferred Stock by the then-effective Conversion Price of such share of Preferred Stock. Upon such automatic conversion, all declared but unpaid dividends, if any, shall be paid in accordance with Section 3(c)(ii).

(ii) Each share of Series G Preferred Stock shall automatically be converted into (A) such number of fully-paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price of such share of Series G Preferred Stock (for this purpose, the Original Issue Price shall be deemed $.268) by the then-effective Special Series G Conversion Price (as defined below) of such share of Series G Preferred Stock (the “Basic Conversion Shares”) and (B) if the value of the Basic Conversion Shares (calculated at the public offering price (less underwriting discount) of such shares) is less than $3.90 (as adjusted for stock splits, stock dividends, recapitalizations and similar events) per share, an amount equal to the difference between such value and $3.90 for each share of Series G Preferred Stock converted (such amount not to exceed $2.60 per share of Series G Preferred Stock converted). The first $1.30 of any amount payable under clause (B) above shall be paid in cash, unless the right to receive payment in cash is waived by Senior Preferred Required Holders (as defined below), and the remainder shall be paid in shares of Common Stock, valued at the price to public (less underwriting discount). Upon such automatic conversion, all declared but unpaid dividends, if any, shall be paid in accordance with Section 3(c)(ii).

(c) Mechanics of Conversion.

(i) Optional Conversion. Before any holder of Preferred Stock shall be entitled to convert the same into shares of Common Stock pursuant to this Section 3, such holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or any transfer agent for the Preferred Stock, as the case may be, and shall give written notice to the Corporation at its principal corporate office that such holder elects to convert the same. Such notice shall state the number of shares of each series of Preferred Stock being converted and shall state therein the name or names in which the certificate or certificates for shares of Common Stock are to be issued. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Common Stock to which such holder is entitled and shall promptly pay in cash or, to the extent sufficient funds are not then legally available therefor, in Common Stock (at the Common Stock’s fair market value determined by the Board of Directors as of the date of such conversion) or a combination of cash and Common Stock, any declared but unpaid dividends on the shares of Preferred Stock being converted. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the certificate representing the shares of Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common

Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date. If the conversion is in connection with an underwritten offering of securities registered pursuant to the Securities Act, the conversion may, at the option of any holder tendering Preferred Stock be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, in which event the person or persons entitled to receive Common Stock upon conversion of such Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such sale of securities.

(ii) Automatic Conversion. Upon the occurrence of the event specified in Section 3(b) above, the outstanding shares of Preferred Stock shall be converted into Common Stock (or cash, as the case may be) automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; provided, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless the certificates evidencing such shares of Preferred Stock are either delivered to the Corporation or its transfer agent as provided below, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. As soon as practicable after surrender by any holder of the certificates formerly representing shares of Preferred Stock at the principal corporate office of the Corporation or any transfer agent for the Preferred Stock, the Corporation shall issue and deliver at such office to such holder and in its name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of shares of Common Stock into which the shares of Preferred Stock surrendered were convertible on the date on which such automatic conversion occurred, and the Corporation shall promptly pay in cash or, to the extent sufficient funds are not legally available therefor, in Common Stock (at the Common Stock’s fair market value determined by the Board as of the date of such conversion) or a combination of cash and Common Stock, all declared but unpaid dividends on the shares of Preferred Stock being converted. Until surrendered as provided above, each certificate formerly representing shares of Preferred Stock shall be deemed for all corporate purposes to represent the number of shares of Common Stock resulting from such automatic conversion.

(d) Conversion Price Adjustments. The Conversion Price of a series of Preferred Stock shall be subject to adjustment from time to time as follows:

(i) (A) If the Corporation shall issue, after the date that the first share of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock or Series G Preferred Stock, as applicable, is issued (as applicable, the “Original Issue Date”), any Additional Stock (as defined below) without consideration or for a consideration per share less than the Conversion Price for one or more of such series of Preferred Stock (each, a “Diluted Series”) in effect immediately prior to the issuance of such Additional Stock (or in the case of the Series E Preferred Stock, for a consideration per share less than the “Special Series E Conversion Price” which Special Series E Conversion Price shall equal the Series D Conversion Price as in effect from time to time, as adjusted pursuant to this Section 3(d) or in the case of the Series G Preferred Stock, for a consideration per share less than the “Special Series G Conversion Price,” which Special Series G Conversion price shall initially be $.268, as adjusted from time to time pursuant to this Section 3(d)(i)), the Conversion Price for shares of each Diluted Series in effect immediately prior to each such issuance shall automatically (except as otherwise provided in this Section 3(d)(i)) be adjusted to a price determined by multiplying the Conversion Price of such Diluted Series by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance plus the number of shares of Common Stock that the aggregate consideration received by the Corporation for such issuance would purchase at such applicable Conversion Price, and the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance plus the number of shares of such Additional Stock. For the purposes of the foregoing calculation with respect to the Series G Preferred Stock, the Special Series G Conversion Price shall be multiplied by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance, plus that number of shares of Common Stock that the aggregate consideration received by the Corporation for such issuance would purchase at the Special Series G Conversion Price, and the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance plus the number of shares of such Additional Stock.

For purposes of the foregoing calculation, “the number of shares of Common Stock outstanding” means, at any given time, the sum of the number of shares of Common Stock actually outstanding at such time plus the number of shares of Common Stock issuable upon conversion of all outstanding shares of Preferred Stock and all other convertible securities and upon the exercise of all outstanding options, warrants or other rights to purchase Common Stock or other securities convertible into Common Stock exclusive, however, of any shares owned or held by or for the account of the Corporation or any subsidiary of the Corporation of which the Corporation has the power to elect a majority of the Board of Directors or other governing body, and the disposition of any shares so owned or held shall be considered an issue or sale of Common Stock.

(B) No adjustment of the Conversion Price of a series of Preferred Stock shall be made in an amount less than one cent per share, provided that any adjustments which are not required to be made by reason of this sentence shall be carried forward and shall be either taken into account in any subsequent adjustment made prior to three years from the date of the event giving rise to the adjustment being carried forward, or shall be made at the end of three years from the date of the event giving rise to the adjustment being carried forward. Except to the limited extent provided for in Sections 3(d)(i)(E)(3) and (E)(4), no adjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3(d)(i) shall have the effect of increasing a Conversion Price of a series of Preferred Stock above the Conversion Price for such series of Preferred Stock in effect immediately prior to such adjustment.

(C) In the case of the issuance of Common Stock for cash, the consideration shall be deemed to be the amount of cash paid therefor before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with the issuance and sale thereof.

(D) In the case of the issuance of the Common Stock for consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair value thereof as determined jointly by the Corporation and the Required Holders. If such parties are unable to reach agreement within a reasonable period of time, the fair value of such consideration shall be determined by an independent appraiser experienced in valuing such type of consideration jointly selected by the Corporation and the Required Holders. The determination of such appraiser shall be final and binding upon the parties, and the fees and expenses of such appraiser shall be borne by the Corporation.

(E) In the case of the issuance (whether before, on or after the applicable Original Issue Date) of options to purchase or rights to subscribe for Common Stock, securities by their terms convertible into or exchangeable for Common Stock or options to purchase or rights to subscribe for such convertible or exchangeable securities, the following provisions shall apply for all purposes of this Section 3(d)(i) and Section 3(d)(ii):

(1) The aggregate maximum number of shares of Common Stock deliverable upon exercise (assuming the satisfaction of any conditions to exercisability, including, without limitation, the passage of time, but without taking into account potential anti-dilution adjustments) of such options to purchase or rights to subscribe for Common Stock shall be deemed to have been issued at the time such options or rights were issued and for a consideration equal to the consideration (determined in the manner provided in Sections 3(d)(i)(C) and (D)), if any, received by the Corporation upon the issuance of such options or rights plus the minimum exercise price provided in such options or rights (without taking into account potential anti-dilution adjustments) for the Common Stock covered thereby. If any such options or rights are issued in connection with the issue or sale of other securities of the Corporation, together comprising one integrated transaction in which no specific consideration is allocated to such options or rights by the parties thereto or by the Board of Directors of the Corporation, the options or rights shall be deemed to have been issued for a consideration of $0.01.

(2) The aggregate maximum number of shares of Common Stock deliverable upon conversion of or in exchange (assuming the satisfaction of any conditions to convertibility or exchangeability, including, without limitation, the passage of time, but without taking into account potential anti-dilution adjustments) for any such convertible or exchangeable securities or upon the exercise of options to purchase or rights to subscribe for such convertible or exchangeable securities and subsequent conversion or exchange thereof shall be deemed to have been issued at the time such securities were issued or such options or rights were issued and for a consideration equal to the consideration, if any, received by the Corporation for any such securities and related options or rights (excluding any cash received on account of accrued interest or accrued dividends), plus the minimum additional consideration, if any, to be received by the Corporation (without taking into account potential anti-dilution adjustments) upon the conversion or exchange of such securities or the exercise of any related options or rights (the consideration in each case to be determined in the manner provided in Sections 3(d)(i)(C) and (D)).

(3) In the event of any change in the number of shares of Common Stock deliverable or in the consideration payable to the Corporation upon exercise of such options or rights or upon conversion of or in exchange for such convertible or exchangeable securities, including, but not limited to, a change resulting from the anti-dilution provisions thereof, the Conversion Price of a series of Preferred Stock, to the extent in any way affected by or computed using such options, rights or securities, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Common Stock or any payment of such consideration upon the exercise of any such options or rights or the conversion or exchange of such securities.

(4) Upon the expiration of any such options or rights, the termination of any such rights to convert or exchange or the expiration of any options or rights related to such convertible or exchangeable securities, the Conversion Price of a series of Preferred Stock, to the extent in any way affected by or computed using such options, rights or securities or options or rights related to such securities, shall be recomputed to reflect the issuance of only the number of shares of Common Stock (and convertible or exchangeable securities which remain in effect) actually issued upon the exercise of such options or rights, upon the conversion or exchange of such securities or upon the exercise of the options or rights related to such securities.

(5) The number of shares of Common Stock deemed issued and the consideration deemed paid therefor pursuant to Sections 3(d)(i)(E)(1) and (E)(2) shall be appropriately adjusted to reflect any change, termination or expiration of the type described in either Section 3(d)(i)(E)(3) or (E)(4).

(ii) “Additional Stock” shall mean any shares of Common Stock or Preferred Stock issued (or deemed to have been issued pursuant to Section 3(d)(i)(E) by the Corporation after the applicable Original Issue Date) other than:

(A) shares of Common Stock issued pursuant to a transaction described in Section 3(d)(iii) hereof;

(B) up to the lesser of (A) ten percent (10%) of the Corporation’s equity securities on a fully-diluted, as-converted, as-exercised to Common Stock basis or (B) 70,000,000 shares (as adjusted for stock splits, stock dividends, recapitalizations and similar events) of Common Stock, issuable or issued to employees, consultants or directors of the Corporation as approved by the Corporation’s Board of Directors with vesting and buy-back restrictions as approved by the Board (the “Reserved Employee Shares”);

(C) shares of Common Stock issuable pursuant to the conversion or exercise of convertible or exercisable securities that are outstanding as of the date of this Certificate of Incorporation (including Common Stock issued or issuable upon conversion of the Preferred Stock);

(D) shares of Common Stock issued for consideration other than cash pursuant to any merger, acquisition, consolidation or similar business combination, any of which must have been approved by the Board of Directors;

(E) shares of equity securities of the Corporation issued for non-cash consideration to non-affiliates of the Corporation; or

(F) shares of Series G Preferred Stock issued together with warrants to purchase shares of Common Stock, or shares of Common Stock issuable pursuant to the conversion of Series G Preferred Stock or the exercise of the warrants to purchase shares of Common Stock issued in connection therewith.

(iii) In the event the Corporation should at any time or from time to time after the applicable Original Issue Date fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (hereinafter referred to as “Common Stock Equivalents”) without payment of any consideration by such holder for the additional shares of Common Stock or the Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend, distribution, split or subdivision if no record date is fixed), the Conversion Price of each series of Preferred Stock shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each share of the Preferred Stock shall be increased in proportion to such increase of the aggregate of shares of Common Stock outstanding and those issuable with respect to such Common Stock Equivalents with the number of shares issuable with respect to Common Stock Equivalents determined from time to time in the manner provided for deemed issuances in Section 3(d)(i)(E).

(iv) If the number of shares of Common Stock outstanding at any time after the applicable Original Issue Date is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination, the Conversion Price of each series of Preferred Stock shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of each share of the Preferred Stock shall be decreased in proportion to such decrease in outstanding shares.

(e) Pay to Play Anti-Dilution Adjustment.

(i) If at any time after the applicable Original Issue Date,

(1) the Corporation issues or sells, or in accordance with Section 3(d) is deemed to have issued or sold, any Additional Stock for an effective price less than the then-effective Series A Conversion Price, Series B Conversion Price, Series C Conversion Price, Series D Conversion Price, Special Series E Conversion Price, Series F Conversion Price or Series G Conversion Price, as the case may be, pursuant to a transaction (the “Dilutive Offering”) in which the holders of Preferred Stock are entitled to exercise their preemptive rights (the “Preemptive Rights Offer”) set forth in Section 6 of that certain Investor Rights Agreement by and between the Corporation, the holders of Preferred Stock and the other signatories thereto, as amended (the “Investor Rights Agreement”),

(2) the Corporation has complied with its notice obligations, or such obligations have been waived, under the Preemptive Rights Offer,

(3) the Corporation consummates such Dilutive Offering, and

(4) a holder of shares of the Diluted Series has been provided the opportunity to exercise (in accordance with the terms of the Investor Rights Agreement) but does not exercise such holder’s Preemptive Rights Offer to acquire its pro rata share of the Preferred Stock, Common Stock or any other securities offered in such Dilutive Offering (a “Non-Participating Holder”), then, effective upon, subject to, and concurrently with, the consummation of such Dilutive Offering, all of such Non-Participating Holder’s shares of Preferred Stock (or such portion of shares of Preferred Stock as to which such holder’s Preemptive Rights Offer is not exercised) shall automatically and without any further action on the part of such holder be converted into an equal number of shares of a new series or multiple series of Preferred Stock (such as Series A-1 Preferred Stock, Series B-1 Preferred Stock, Series C-1 Preferred Stock, Series D-1 Preferred Stock, Series E-1 Preferred Stock, Series F-1 Preferred Stock or Series G-1 Preferred Stock) to be designated by the Corporation’s Board of Directors, whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; provided, however, that if such new series of Preferred Stock has not been designated at the time of consummation of such Dilutive Offering, such conversion shall occur immediately upon designation. Such new series of Preferred Stock shall have rights, preferences, privileges and restrictions identical to those of the Diluted Series; provided, that, the conversion price of such new series of Preferred Stock shall be the Conversion Price of the Diluted Series in effect immediately prior to the Dilutive Offering (and the Special Series E Conversion Price of the new Series E Preferred Stock shall be the Special Series E Conversion Price immediately prior to the Dilutive Offering) and any such new series of Preferred Stock shall not be entitled to any anti-dilution adjustments, pursuant to Section 3(d), with respect to such Dilutive Offering, but will be entitled to anti-dilution adjustments with respect to any subsequent Dilutive Offerings, subject, however, to the “Pay to Play Anti-Dilution Adjustment” provisions governing such new series of Preferred Stock.

(ii) Upon conversion pursuant to Section 3(e)(i), the shares of Preferred Stock so converted shall be canceled and not be subject to reissuance. The holder of any shares of Preferred Stock converted pursuant to Section 3(e)(i) shall surrender the certificate or certificates for the shares to be converted, duly endorsed, at the office of the Corporation or any transfer agent for the Preferred Stock. As promptly as practicable thereafter, the Corporation shall issue and deliver to such holder, at an address in the United States, as designated by such holder, a certificate or certificates for the full number of shares of the new series of Preferred Stock, and such holder shall be deemed to have become a stockholder of record of such new series of Preferred Stock on the date of consummation of the Dilutive Offering.

(f) Other Distributions. In the event the Corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by the Corporation or other persons, assets (excluding cash dividends) or options or rights not referred to in Section 3(d)(iii), then, in each such case for the purpose of this Section 3(f), the holders of Preferred Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of the Corporation into which their shares of Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of the Corporation entitled to receive such distribution.

(g) Recapitalizations. If at any time or from time to time after the applicable Original Issue Date there shall be a recapitalization of the Common Stock (other than a subdivision,

combination, merger or sale of assets transaction provided for elsewhere in this Section 3 or Section 2), provision shall be made so that the holders of the Preferred Stock shall thereafter be entitled to receive upon conversion of the Preferred Stock the number of shares of stock or other securities or property of the Corporation or otherwise, to which a holder of Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 3 with respect to the rights of the holders of the Preferred Stock after the recapitalization to the end that the provisions of this Section 3 (including adjustment of the Conversion Price of each series of Preferred Stock then in effect and the number of shares issuable upon conversion of the Preferred Stock) shall be applicable after that event and be as nearly equivalent as practicable.

(h) No Impairment. The Corporation will not, by amendment of this Certificate of Incorporation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Section 3 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of Preferred Stock set forth herein against impairment.

(i) No Fractional Shares and Certificate as to Adjustments.

(i) No fractional shares shall be issued upon the conversion of any share or shares of Preferred Stock into Common Stock, and the number of shares of Common Stock to be issued shall be rounded to the nearest whole share. Whether or not fractional shares are issuable upon such conversion shall be determined on the basis of the total number of shares of a series of Preferred Stock the holder is at the time converting into Common Stock and the number of shares of Common Stock issuable upon such aggregate conversion.

(ii) Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Preferred Stock affected a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based, including (A) the Conversion Price for the series of Preferred Stock held by such holder at the time in effect and (B) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of a share of such Preferred Stock.

(j) Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Preferred Stock. If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Preferred Stock, in addition to such other remedies as shall be available to the holder of such Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate of Incorporation.

(k) Notices. Any notice required by the provisions of this Section 3 to be given to the holders of shares of Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of the Corporation.

(l) Notices of Record Date. Upon (i) any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution or (ii) any Acquisition (as defined in Section 2(d)) or other capital reorganization of the Corporation, any reclassification or recapitalization of the capital stock of the Corporation, any merger or consolidation of the Corporation with or into any other corporation, any Asset Transfer (as defined in Section 2(d)), or any voluntary or involuntary dissolution, liquidation or winding up of the Corporation, the Corporation shall mail to each holder of Preferred Stock at least twenty (20) days prior to the record date specified therein a notice specifying (1) the date on which any such record is to be taken for the purpose of such dividend or distribution and a description of such dividend or distribution, (2) the date on which any such Acquisition, reorganization, reclassification, transfer, consolidation, merger, Asset Transfer, dissolution, liquidation or winding up is expected to become effective and (3) the date, if any, that is to be fixed for determining the holders of record of Common Stock (or other securities) that shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such Acquisition, reorganization, reclassification, transfer, consolidation, merger, Asset Transfer, dissolution, liquidation or winding up.

4.	Voting Rights.

Except as otherwise provided herein or as required by law, the Preferred Stock shall vote with the shares of the Common Stock of the Corporation (and not as a separate class) at any annual or special meeting of stockholders of the Corporation, and may act by written consent in the same manner as the Common Stock, in either case upon the following basis: each holder of shares of Preferred Stock shall be entitled to such number of votes as shall be equal to the whole number of shares of Common Stock into which such holder’s aggregate number of shares of Preferred Stock are convertible pursuant to Section 3 above immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent.

5.	Protective Provisions.

(a) In addition to any other vote or consent required herein or by law, the affirmative vote or consent of the Required Holders shall be necessary for effecting or validating any of the following actions:

(i) except as provided in Section 3(e) above, issue or grant any additional shares of Preferred Stock, create any new class of equity securities or securities convertible into equity securities of the Corporation, or amend, waive, alter or repeal any provision of this Certificate of Incorporation (including any filing of a Certificate of Designation) or the Bylaws of the Corporation;

(ii) increase the number of Reserved Employee Shares or issue shares or options to purchase shares to officers, employees, consultants or directors of the Corporation representing in excess of the lesser of (A) ten percent (10%) of the Corporation’s equity securities on a fully-diluted, as-converted, as-exercised to Common Stock basis or (B) 70,000,000 shares (as adjusted for stock splits, stock dividends, recapitalizations and similar events) of Common Stock;

(iii) repurchase, pay any dividends, or make any other distributions with respect to Common Stock or Preferred Stock of the Corporation held by officers or employees of the Corporation (except for acquisitions of Common Stock or Preferred Stock pursuant to agreements which permit the Corporation to repurchase such shares upon termination of services to the Corporation or pursuant to the exercise of the Corporation’s right of first refusal upon a proposed transfer);

(iv) engage in any merger, consolidation, recapitalization, liquidation or other corporate reorganization or sale of all or substantially all of the assets of the Corporation outside the ordinary course of business;

(v) engage in any acquisition in excess of $20,000,000 or take any action which results in material changes in the business in which the Corporation or any of its subsidiaries is currently engaged;

(vi) pay any dividend on shares of Common Stock or Preferred Stock (other than a dividend payable solely in shares of Common Stock paid to the holders of Common Stock);

(vii) take any action which results in the voluntary liquidation, dissolution or winding up of the Corporation or any of its subsidiaries; or

(viii) engage in any transaction with an officer or director of the Corporation or any stockholder owning (or possessing the right to own) at least five percent (5%) of the Corporation’s capital stock (assuming conversion of all options, warrants and other convertible securities), excluding (A) compensation arrangements approved by the Board of Directors or (B) arm’s length transactions approved by a majority of the disinterested members of the Board of Directors.

(b) In addition to, and not in limitation of, Section 5(a) above, and subject to the provisions of applicable law, (i) the affirmative vote or consent of the holders of seventy-five percent (75%) of the aggregate then outstanding shares of all series of Preferred Stock, voting together as one class on an as-converted to Common Stock basis, shall be necessary to alter or change the powers, rights, preferences or privileges, or restrictions of all series of Preferred Stock so as to affect them adversely in a consistent manner, and (ii) the affirmative vote or consent of the holders of seventy-five percent (75%) of the aggregate then outstanding shares of a series of Preferred Stock shall be necessary to alter or change the powers, rights, preferences, or privileges, or restrictions of such series of Preferred Stock so as to affect them adversely in a manner different than the holders of the other series of Preferred Stock.

(c) “Required Holders” means (i) if the action requiring the affirmative vote or consent affects all series of Preferred Stock in a consistent manner, holders of at least fifty-one percent (51%) of the aggregate then outstanding shares of all series of Preferred Stock, voting together as one class on an as-converted to Common Stock basis, and (ii) if the action requiring the affirmative vote or consent affects one or more series of Preferred Stock (an “Inconsistent Series”) in a manner different than the other series of Preferred Stock, holders of at least 51% of the aggregate then outstanding shares of each Inconsistent Series of Preferred Stock, voting as separate classes.

(d) In addition to, and not in limitation of, Section 5(a) above, and subject to the provisions of applicable law, (i) the affirmative vote or consent of the holders of fifty-one percent (51%) of the aggregate then outstanding shares of Series G Preferred Stock, voting together as one class on an as-converted to Common Stock basis (the “Senior Preferred Required Holders”), shall be necessary to approve the issuance of any Preferred Stock or other equity securities or securities convertible into or exercisable for equity securities, except for Reserved Employee Shares (as defined in the Investor Rights Agreement) or shares issuable upon conversion of Preferred Stock or exercise of Warrants outstanding as of the issuance and sale of the first share of Series G Preferred Stock by the Corporation; and (ii) the affirmative vote or consent of the holders of seventy-five percent (75%) of the aggregate then outstanding shares of Series G Preferred Stock, voting together as one class on an as-converted to Common Stock basis, shall be necessary to (A) alter or exchange the liquidation preference or the automatic conversion provisions applicable to the Series G Preferred Stock so as to affect them adversely, or (B) alter or change any of the other powers, rights, preferences or privileges or restrictions of the Series G Preferred Stock so as to affect them adversely in a manner different from the holders of the other series of Preferred Stock.

6.	Amendment and Waiver.

Subject, to the extent applicable, to any consent required by the provisions of Section 5(b), (a) no amendment, modification or waiver of any of the terms or provisions of a series of Preferred Stock shall be binding or effective without the prior written consent of the Required Holders, (b) no change in the terms hereof may be accomplished by merger or consolidation of the Corporation with another corporation or entity unless the Corporation has obtained the prior written consent of the Required Holders and (c) any amendment, modification or waiver of any of the terms or provisions of a series of Preferred Stock by the Required Holders, whether prospective or retroactively effective, shall be binding upon all holders of Preferred Stock.

7.	Registration of Transfer.

The Corporation shall keep at its principal office a register for the registration of the Preferred Stock. Upon the surrender of any certificate representing Preferred Stock at such place, the Corporation shall, at the request of the record holder of such certificate, execute and deliver (at the Corporation’s expense) a new certificate or certificates in exchange therefor representing in the aggregate the number of shares represented by the surrendered certificate. Each such new certificate shall be registered in such name and shall represent such number of shares as is requested by the holder of the surrendered certificate and shall be substantially identical in form to the surrendered certificate.

8.	Replacement.

Upon receipt of evidence reasonably satisfactory to the Corporation (an affidavit of the registered holder shall be satisfactory) of the ownership and the loss, theft, destruction or mutilation of any certificate evidencing shares of Preferred Stock, and in the case of any such loss, theft or destruction, upon receipt of indemnity reasonably satisfactory to the Corporation (provided that if the holder is a financial institution or other institutional investor its own agreement shall be satisfactory), or in the case of any such mutilation upon surrender of such certificate, the Corporation shall (at its expense) execute and deliver in lieu of such certificate a new certificate of like kind representing the number of shares of such class represented by such lost, stolen, destroyed, or mutilated certificate and dated the date of such lost, stolen, destroyed or mutilated certificate.

9.	Payment of Taxes.

The Corporation will pay all taxes (other than taxes based upon income) and other governmental charges that may be imposed with respect to the issue or delivery of shares of Common Stock upon conversion of shares of Preferred Stock, excluding any tax or other charge imposed in connection with any transfer involved in the issue and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered.

10.	No Reissuance of Preferred Stock.

Any share or shares of Preferred Stock acquired by the Corporation by reason of redemption, purchase, conversion or otherwise shall be canceled and shall not be reissuable by the Corporation. The Certificate of Incorporation shall be appropriately amended to effect the corresponding reduction in the Corporation’s authorized capital stock.

ARTICLE V

The Corporation is to have perpetual existence.

ARTICLE VI

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to make, alter or repeal the Bylaws of the Corporation.

ARTICLE VII

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation. Election of directors need not be by written ballot unless the Bylaws of the Corporation so provide.

ARTICLE VIII

The Corporation shall indemnify, to the fullest extent permitted by Section 145 of the General Corporation Law of Delaware, as amended from time to time, all persons who it may indemnify pursuant thereto. The personal liability of a director of the Corporation to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director shall be limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as it now exists or may hereafter be amended. Any repeal or modification of this Article by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

ARTICLE IX

The Corporation expressly elects not to be governed by Section 203 of the General Corporation Law of the State of Delaware.

ARTICLE X

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed herein and by the laws of the State of Delaware, and all rights conferred upon the stockholders herein are granted subject to this reservation.

IN WITNESS WHEREOF, Grande Communications Holdings, Inc. has caused this Restated Certificate of Incorporation to be signed by its Chief Executive Office in San Marcos, Texas this 23rd day of October, 2003.

GRANDE COMMUNICATIONS HOLDINGS, INC.

/s/ William Morrow

By:	William Morrow
Title:	Chief Executive Officer